Mail Stop 6010

October 17, 2007

Benjamin T. Sporn
Vice President, General Counsel and Secretary
Nutrition 21, Inc.
4 Manhattanville Road
Purchase, New York 10577

> **Re: Nutrition 21, Inc.**
> **Schedule 14A**
> **Filed October 12, 2007**
> **File No. 1-31326**

Dear Mr. Sporn:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3- The Proposed Stock Amendment, page 25

1.   We note from page 26 that the "additional shares of common stock will be available for use to pay dividends on the Preferred Stock and, if feasible, in acquisitions and in raising additional capital." The filing further states that "there are no definitive agreements at this time respecting any merger or consolidation or acquisition of another business, product or license, or the sale or liquidation of our company or our business."

- Please state approximately how many shares may be issued as dividends on the Preferred Stock.
- Please state whether the company currently has any plans—even plans that have not yet progressed to the "definitive agreement" stage—to issue any of the shares that would be authorized through this proposal. Describe any plans the company has and state the approximate number of shares that may be issued pursuant to each such plan. After discussing the plans, include a statement that the company has no other plans besides the ones that are described.
- It should be clear from your discussion how many shares you currently have authorized, outstanding, reserved for issuance, and available for issuance. It should also be clear, to the extent the company has determined, how many shares may be issued pursuant to plans the company currently has.

Item 4 - Approval of the Transaction, page 26

2.   Please include the disclosure described in Item 13(a) of Schedule 14A. See Item 11(e) of Schedule 14A.

3.   If you wish to incorporate by reference the disclosure described in Item 13(a), please ensure you do so in accordance with Item 13(b). The degree to which a company can incorporate by reference depends upon the company's eligibility to use Form S-3. We note that disclosure on page 36 of the Form 10-K filed on September 28, 2007 suggests that dividends on the company's Series I Preferred Stock may currently be "unpaid." The existence of accrued and unpaid dividends on cumulative preferred stock disqualifies a company from Form S-3.

4.   Please identify the purchasers in the transaction that is the subject of Proposal 4, and disclose their potential beneficial ownership. Provide this disclosure in the form of a percentage as well as the number of shares they could hold. Include this disclosure both in the discussion of Proposal 4 and on the first page of the proxy statement.

                                *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jeffrey Folger
     521 Fifth Avenue
     New York, New York 10175